UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THESECURITIES EXCHANGE ACT OF 1934
For the month of OCTOBER 2007.
Commission File Number 333-08354
REUTERS GROUP PLC
(Translation of registrant’s name into English)
THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Attached as Exhibit 100 to this Report on Form 6-K (the “Form 6-K”) are the following materials from Reuters Group PLC’s Report on Form 6-K for the month of July 2007, filed with the Securities and Exchange Commission on July 31, 2007, formatted in XBRL (eXtensible Business Reporting Language):
-	consolidated income statement for the six months ended 30 June 2007 (unaudited)

-	consolidated statement of recognised income and expense for the six months ended 30 June 2007 (unaudited)

-	condensed consolidated balance sheet at 30 June 2007 (unaudited)

-	consolidated cash flow statement for the six months ended 30 June 2007 (unaudited)

-	consolidated reconciliation of changes in equity (unaudited)

-	net cash flows from operating activities for the six months ended 30 June 2007 (unaudited)

-	dividends per share for the six months ended 30 June 2007 (unaudited)

-	revenue by division by type — six months ended 30 June 2007 (unaudited)

-	revenue by geography — six months ended 30 June 2007 (unaudited)
Users of this data are advised pursuant to Rule 401 of Regulation S-T that the financial and other information contained in the XBRL documents are unaudited and unreviewed and these are not the official publicly filed financial statements of Reuters Group PLC. The purpose of submitting these XBRL formatted documents is to test the related format and technology and, as a result, investors should continue to rely on the official version of the furnished documents and not rely on the information in this Form 6-K in making investment decisions.
In accordance with Rule 402 of Regulation S-T, the information in this Form 6-K shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference to this Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
REUTERS GROUP PLC
(Registrant)
Dated  November 5, 2007

By	/s/ Nancy Gardner	(Signature) *
NANCY GARDNER, AUTHORISED SIGNATORY AND GENERAL COUNSEL, AMERICAS